Bianca M. Sierra

T: (415) 693-2016
bsierra@cooley.com

January 25, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Acquicor Technology Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed on January 11, 2007
File No. 001-32832

Ladies and Gentlemen:

On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendement No.4 to its Preliminary Proxy Statement on Schedule 14A (File No. 001-32832) (“ Amendement No.4 ”), and are providing to you in hard copy form a copy of such amendement marked to show changes from the Amendment No. 3 to the Preliminary Proxy Statement, filed with the Securities and Exchange Commission (the “Commission”) on January 11, 2007 (“Amendment No. 3”).

Amendement No.4 is being filed in response to your letter dated January 19, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 3 (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendement No.4 .

Certain Relationships and Related Party Transactions, page 178

1.	Please advise us why you did not include the disclosure required by Item 404(b) of Regulation S-K or revise as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 178 and 179.

Michael McTiernan
January 25, 2007
Page Two

Note 2 - Pro Forma Adjustments

2.
Please advise us how the merger consideration labeled (e) in your pro forma balance sheet totaling $265,560 reconciles to the respective footnote to the pro forma financial statements which depicts total consideration of $271,086.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 88, 91, 92 and 93.

3.
We note the revised disclosure in footnote (g) in which you show how the purchase price is allocated to the assets acquired, however, it does not seem to take into account the liabilities assumed. Generally the costs of an acquired entity should be allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. Any excess over fair value of the net assets acquired should be allocated to goodwill. See paragraph 37 of SFAS 141. Please clarify how your allocation reflects the guidance in SFAS 141 and advise us or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (g) on page 94 to indicate that the assumed liabilities were included for purposes of the purchase price allocation.

Acquicor Technology, Inc.

Financial Statements and Notes

Note L - Subsequent Events, pages F-12 - F-13

4.
We have read and considered your response to comment four and note your representation that the conversion option may be settled in unregistered shares on the basis that the notes were issued in a private placement. Please advise us and expand your disclosures to clarify how you considered the registration rights agreement for the convertible notes and the related penalties in the event you do not file and maintain an effective registration statement. Please provide a reference as appropriate to any clauses in your agreement that address how the registration rights agreement would be settled in the event the company is unable to deliver registered shares. Reference is made to paragraphs 14 and 17 of EITF 00-19.

Response: Pursuant to Section 7 of the registration rights agreement, the Company would be required to pay additional interest in the event it has not satisfied its registration obligations. The maximum amount of penalty interest is capped at 0.5% per annum. As discussed in the revised disclosure on pages 93, 118 and F-16, the Company intends to early adopt FASB Staff Position EITF 00-19-2 in the fourth quarter of 2006. Accordingly, the Company also added the disclosures required under FASB Staff Position EITF 00-19-2 to pages 70, 93, 118, 119, F-15 and F-16.  The Company analyzed the penalty interest provision in light of paragraphs 14 and 17 of EITF Issue No. 00-19 and the guidance in FASB Staff Position EITF 00-19-2. The Company determined that no separate liability needs to be recorded in respect of the registration payment arrangement under EITF Issue No. 00-19 and FASB Staff Position EITF 00-19-2 because (i) the penalties are not excessive and (ii) a potential transfer under the registration payment arrangement is not probable under FASB Statement No. 5. We further note that the registration rights agreement does not require delivery of registered shares upon conversion of the notes, and the Company can deliver unregistered shares upon conversion of the notes at any time.

Michael McTiernan
January 25, 2007
Page Three

Please do not hesitate to contact me at (415) 693-2016 or Mischi a Marca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendement No.4.

Sincerely,

/s/ Bianca M. Sierra
Bianca M. Sierra

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Gian-Michele a Marca, Esq., Cooley Godward Kronish LLP, counsel to issuer
Chrystal N. Jensen, Esq., Cooley Godward Kronish LLP, counsel to issuer